UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2026
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Information in this Report
The information in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Waldencast plc Announces Annual General Meeting
Annual General Meeting
London, July 13, 2026 – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”) will hold its 2026 annual meeting of shareholders (the “Annual General Meeting”) on 4 August 2026 at Michelin House, 81 Fulham Road, London, United Kingdom, SW3 6RD, at 5.00 p.m. BST.
Only those persons entered on the register of members of the Company as at 26 June 2026 (the "Record Date") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. At the close of business on the Record Date, the Company had outstanding 120,766,576 Class A ordinary shares of a par value of US$0.0001 and 7,834,337 Class B ordinary shares of a par value of US$0.0001.
Materials made available in connection with the Annual General Meeting are available on the Company’s website at https://ir.waldencast.com/news-events/annual-meeting.
Board Appointments
As previously announced, in connection with the announced sale of Obagi Medical, as of the date of closing of the transaction, Michel Brousset and Hind Sebti will resign as directors of the Company. In addition, the Board resolved to approve the appointment of Mazdack Rassi to the Board as a Class II director effective as of the date of the Annual General Meeting. To the extent all of the Class I re-appointments are made, the Board will consist of 8 members, each of whom possesses significant expertise, particularly in the beauty, financial and consumer products sectors.
About Waldencast plc
Waldencast plc (NASDAQ: WALD) is the parent company of Milk Makeup, the clean prestige beauty brand born from the creative community of Milk Studios in downtown New York City. Founded in 2016, Milk Makeup is built on the values of self-expression and inclusion, captured by its signature "Live Your Look," and creates vegan, cruelty-free, clean formulas across a portfolio of hero franchises. Milk Makeup is available through milkmakeup.com and retail partners including Sephora, Ulta Beauty and Amazon Premium Beauty in the U.S., and select retailers internationally. Following the announced sale of Obagi Medical, expected to close in the third quarter of 2026, Waldencast's focus will be to realize Milk Makeup's long-term growth potential. For more information, please visit: https://ir.waldencast.com.
Contacts:

Investors and Media
ICR
waldencastir@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: July 13, 2026	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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